Exhibit 99.1
Report of Independent Registered Public Accounting Firm

To the Members and Board of Directors
Summit Materials, LLC:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Summit Materials, LLC. and subsidiaries (the Company) as of December 28, 2019 and December 29, 2018, the related consolidated statements of operations, comprehensive income, changes in redeemable noncontrolling interest and members’ interest, and cash flows for each of the fiscal years ended December 28, 2019, December 29, 2018, and December 30, 2017 and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 28, 2019 and December 29, 2018, and the results of its operations and its cash flows for each of the fiscal years ended December 28, 2019, December 29, 2018, and December 30, 2017, in conformity with U.S. generally accepted accounting principles.

Change in Accounting Principle

As discussed in Note 1 to the consolidated financial statements, the Company has changed its method of accounting for leases as of December 30, 2018 due to the adoption of Financial Accounting Standards Board (FASB) Accounting Standards Codification Topic 842, Leases.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgment. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Assessing revenue recognized on paving and related service contracts

As discussed in notes 1 and 4 to the consolidated financial statements, the Company earns revenue from providing paving and related services, which are recognized over time as performance obligations are satisfied. The Company recognizes paving and related services revenue as services are rendered based on the proportion of costs incurred to date relative to total estimated costs at completion. For the year ended December 28, 2019, the Company recognized service revenue related to paving and related services of $306 million.

We identified the assessment of revenue recognized over time on paving and related services contracts in progress as a critical audit matter. Paving and related service contracts in-progress required challenging auditor judgment to evaluate the forecast of remaining costs to complete, which had a significant impact on the amount of revenue recognized during the period.

The primary procedures we performed to address this critical audit matter included the following. We performed procedures to analyze financial information over paving and related services revenue to determine the nature and extent of audit procedures. We tested certain internal controls over the Company’s over time revenue recognition process, including controls over the forecasting of estimated costs. We selected a sample of in-progress paving and related service costs incurred and compared the amounts and dates incurred to underlying supporting documentation. We analyzed prior year end in-progress contracts that were completed in the current year to evaluate the Company’s ability to accurately estimate paving and related services contract forecasted costs to complete. For certain contracts selected for testing, we evaluated the competence and capabilities of the project managers who determined the forecasted costs to complete for the contracts. For these contracts, we also evaluated the estimated costs at completion by performing project manager interviews to obtain an understanding of the facts and circumstances of each selected contract, including changes in scope to the contract, additional estimated costs to complete, and expected completion date.

/s/ KPMG LLP

We have served as the Company’s auditor since 2012.
Denver, Colorado
February 5, 2020

SUMMIT MATERIALS, LLC AND SUBSIDIARIES
Consolidated Balance Sheets
December 28, 2019 and December 29, 2018
(In thousands)

	2019	2018
Assets
Current assets:
Cash and cash equivalents	$311,319	$128,508
Accounts receivable, net	253,256	214,518
Costs and estimated earnings in excess of billings	13,088	18,602
Inventories	204,787	213,851
Other current assets	13,831	16,061
Total current assets	796,281	591,540
Property, plant and equipment	1,747,449	1,780,132
Goodwill	1,200,699	1,193,028
Intangible assets	23,498	18,460
Operating lease right-of-use assets	32,777	—
Other assets	55,519	50,084
Total assets	$3,856,223	$3,633,244
Liabilities and Member’s Interest
Current liabilities:
Current portion of debt	$7,942	$6,354
Current portion of acquisition-related liabilities	30,200	31,770
Accounts payable	116,970	109,008
Accrued expenses	120,237	100,029
Current operating lease liabilities	8,427	—
Billings in excess of costs and estimated earnings	13,864	11,840
Total current liabilities	297,640	259,001
Long-term debt	1,851,057	1,807,502
Acquisition-related liabilities	17,666	45,354
Noncurrent operating lease liabilities	25,381	—
Other noncurrent liabilities	151,329	135,956
Total liabilities	2,343,073	2,247,813
Commitments and contingencies (see note 15)
Member’s equity	1,432,718	1,396,241
Accumulated earnings	101,403	12,806
Accumulated other comprehensive loss	(20,971)	(23,616)
Total member’s interest	1,513,150	1,385,431
Total liabilities and member’s interest	$3,856,223	$3,633,244

See accompanying notes to consolidated financial statements.

SUMMIT MATERIALS, LLC AND SUBSIDIARIES
Consolidated Statements of Operations
Years ended December 28, 2019, December 29, 2018, and December 30, 2017
(In thousands)

	2019	2018	2017
Revenue:
Product	$1,724,462	$1,600,159	$1,449,936
Service	306,185	309,099	302,473
Net revenue	2,030,647	1,909,258	1,752,409
Delivery and subcontract revenue	191,493	191,744	180,166
Total revenue	2,222,140	2,101,002	1,932,575
Cost of revenue (excluding items shown separately below):
Product	1,116,662	1,058,544	898,281
Service	218,177	225,491	203,330
Net cost of revenue	1,334,839	1,284,035	1,101,611
Delivery and subcontract cost	191,493	191,744	180,166
Total cost of revenue	1,526,332	1,475,779	1,281,777
General and administrative expenses	262,926	253,609	242,670
Depreciation, depletion, amortization and accretion	217,102	204,910	179,518
Transaction costs	2,222	4,238	7,733
Operating income	213,558	162,466	220,877
Interest expense	115,988	115,831	107,655
Loss on debt financings	14,565	149	4,815
Gain on sale of business	—	(12,108)	—
Other income, net	(11,977)	(15,516)	(5,289)
Income from operations before taxes	94,982	74,110	113,696
Income tax expense (benefit)	6,385	10,273	(20,345)
Net income	88,597	63,837	134,041
Net income attributable to noncontrolling interest	—	—	(27)
Net income attributable to Summit LLC	$88,597	$63,837	$134,068

See accompanying notes to consolidated financial statements.

SUMMIT MATERIALS, LLC AND SUBSIDIARIES
Consolidated Statements of Comprehensive Income
Years ended December 28, 2019, December 29, 2018, and December 30, 2017
(In thousands)

	2019	2018	2017
Net income	$88,597	$63,837	$134,041
Other comprehensive income (loss):
Postretirement curtailment adjustment	—	—	429
Postretirement liability adjustment	(1,925)	1,661	699
Foreign currency translation adjustment	4,716	(9,348)	7,768
Income (loss) on cash flow hedges	(146)	1,206	1,413
Other comprehensive (loss) income	2,645	(6,481)	10,309
Comprehensive income	91,242	57,356	144,350
Less comprehensive income attributable to the noncontrolling interest in consolidated subsidiaries	—	—	(27)
Comprehensive income attributable to Summit LLC	$91,242	$57,356	$144,377

See accompanying notes to consolidated financial statements.

SUMMIT MATERIALS, LLC AND SUBSIDIARIES
Consolidated Statements of Cash Flows
Years ended December 28, 2019, December 29, 2018, and December 30, 2017
(In thousands)

	2019	2018	2017
Cash flow from operating activities:
Net income	$88,597	$63,837	$134,041
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation, depletion, amortization and accretion	222,341	208,055	192,213
Share-based compensation expense	20,403	25,378	21,140
Net gain on asset disposals	(10,294)	(30,093)	(7,638)
Non-cash loss on debt financings	2,850	—	3,856
Change in deferred tax asset, net	6,350	9,729	(23,070)
Other	(2,135)	2,018	(2,359)
(Increase) decrease in operating assets, net of acquisitions and dispositions:
Accounts receivable, net	(37,049)	(5,796)	(3,720)
Inventories	8,582	(11,598)	(18,609)
Costs and estimated earnings in excess of billings	5,558	(8,702)	(1,825)
Other current assets	5,465	(7,159)	8,703
Other assets	5,085	(106)	(3,103)
(Decrease) increase in operating liabilities, net of acquisitions and dispositions:
Accounts payable	18,208	(13,989)	8,040
Accrued expenses	8,335	(16,653)	(6,230)
Billings in excess of costs and estimated earnings	1,988	(5,052)	109
Other liabilities	(7,100)	(501)	(6,416)
Net cash provided by operating activities	337,184	209,368	295,132
Cash flow from investing activities:
Acquisitions, net of cash acquired	(5,392)	(246,017)	(374,930)
Purchases of property, plant and equipment	(177,495)	(220,685)	(194,146)
Proceeds from the sale of property, plant and equipment	21,173	21,635	17,072
Proceeds from sale of business	—	21,564	—
Other	(1,095)	3,804	(471)
Net cash used for investing activities	(162,809)	(419,699)	(552,475)
Cash flow from financing activities:
Capital contributions by member	19,076	15,615	304,541
Capital issuance costs	—	—	(627)
Proceeds from debt issuances	300,000	64,500	302,000
Debt issuance costs	(6,312)	(550)	(6,416)
Payments on debt	(270,229)	(85,042)	(16,438)
Purchase of noncontrolling interests	—	—	(532)
Payments on acquisition-related liabilities	(31,383)	(34,004)	(32,150)
Distributions	(2,500)	(2,569)	(51,986)
Other	(502)	(1,943)	(866)
Net cash provided by (used in) financing activities	8,150	(43,993)	497,526
Impact of foreign currency on cash	286	(724)	701
Net increase (decrease) in cash	182,811	(255,048)	240,884
Cash and cash equivalents – beginning of period	128,508	383,556	142,672
Cash and cash equivalents – end of period	$311,319	$128,508	$383,556

See accompanying notes to consolidated financial statements.

SUMMIT MATERIALS, LLC AND SUBSIDIARIES
Consolidated Statements of Changes in Redeemable Noncontrolling Interest and Members’ Interest
Years ended December 28, 2019, December 29, 2018, and December 30, 2017
(In thousands)

	Total Member’s Interest
			Accumulated
			other		Total
	Member’s	Accumulated	comprehensive	Noncontrolling	member’s
	equity	deficit	loss	interest	interest
Balance — December 31, 2016	$1,087,558	$(185,099)	$(27,444)	$1,378	$876,393
Net contributed capital	303,914	—	—	—	303,914
Net income	—	134,068	—	(27)	134,041
Other comprehensive income	—	—	10,309	—	10,309
Distributions	(51,986)	—	—	—	(51,986)
Share-based compensation	21,140	—	—	—	21,140
Purchase of noncontrolling interest	—	—	—	(1,148)	(1,148)
Shares redeemed to settle taxes and other	(866)	—	—	(203)	(1,069)
Balance — December 30, 2017	$1,359,760	$(51,031)	$(17,135)	$—	$1,291,594
Net contributed capital	15,615	—	—	—	15,615
Net income	—	63,837	—	—	63,837
Other comprehensive loss	—	—	(6,481)	—	(6,481)
Distributions	(2,569)	—	—	—	(2,569)
Share-based compensation	25,378	—	—	—	25,378
Shares redeemed to settle taxes and other	(1,943)	—	—	—	(1,943)
Balance — December 29, 2018	$1,396,241	$12,806	$(23,616)	$—	$1,385,431
Net contributed capital	19,076	—	—	—	19,076
Net income	—	88,597	—	—	88,597
Other comprehensive income	—	—	2,645	—	2,645
Distributions	(2,500)	—	—	—	(2,500)
Share-based compensation	20,403	—	—	—	20,403
Shares redeemed to settle taxes and other	(502)	—	—	—	(502)
Balance — December 28, 2019	$1,432,718	$101,403	$(20,971)	$—	$1,513,150

See accompanying notes to consolidated financial statements.

SUMMIT MATERIALS, LLC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in tables in thousands, unless otherwise noted)

(1) Summary of Organization and Significant Accounting Policies

Summit Materials, LLC (“Summit LLC” and, together with its subsidiaries, the “Company”) is a vertically-integrated, construction materials company. The Company is engaged in the production and sale of aggregates, cement, ready-mix concrete, asphalt paving mix and concrete products and owns and operates quarries, sand and gravel pits, two cement plants, cement distribution terminals, ready-mix concrete plants, asphalt plants and landfill sites. It is also engaged in paving and related services. The Company’s three operating and reporting segments are the West, East and Cement segments.

Substantially all of the Company’s construction materials, products and services are produced, consumed and performed outdoors, primarily in the spring, summer and fall. Seasonal changes and other weather-related conditions can affect the production and sales volumes of its products and delivery of services. Therefore, the financial results for any interim period are typically not indicative of the results expected for the full year. Furthermore, the Company’s sales and earnings are sensitive to national, regional and local economic conditions, weather conditions and to cyclical changes in construction spending, among other factors.

Summit LLC is a wholly owned indirect subsidiary of Summit Materials Holdings L.P. (“Summit Holdings”), whose primary owner is Summit Materials, Inc. (“Summit Inc.”). Summit Inc. was formed as a Delaware corporation on September 23, 2014. Its sole material asset is a controlling equity interest in Summit Holdings. Pursuant to a reorganization into a holding company structure (the “Reorganization”) in connection with Summit Inc.’s March 2015 initial public offering, Summit Inc. became a holding corporation operating and controlling all of the business and affairs of Summit Holdings and its subsidiaries, including Summit LLC.

Principles of Consolidation–The consolidated financial statements include the accounts of Summit LLC and its majority owned subsidiaries. All intercompany balances and transactions have been eliminated. The Company attributes consolidated member’s interest and net income separately to the controlling and noncontrolling interests. Noncontrolling interests in consolidated subsidiaries represent a 20% ownership in Ohio Valley Asphalt, LLC and, prior to the initial public offering (“IPO”) and concurrent purchase of the noncontrolling interests Continental Cement Company, L.L.C. (“Continental Cement”), a 30% redeemable ownership in Continental Cement. The Company accounts for investments in entities for which it has an ownership of 20% to 50% using the equity method of accounting. In the fourth quarter of 2017, we purchased the remaining noncontrolling interest in Ohio Valley Asphalt, LLC.

The Company’s fiscal year is based on a 52-53 week year with each quarter composed of 13 weeks ending on a Saturday. The 53-week year last occurred in 2015, and will occur in 2020.

Use of Estimates— Preparation of these consolidated financial statements in conformity with U.S. generally accepted accounting principles (“U.S. GAAP”) requires management to make estimates and assumptions. These estimates and the underlying assumptions affect the amounts of assets and liabilities reported, disclosures about contingent assets and liabilities and reported amounts of revenue and expenses. Such estimates include the valuation of accounts receivable, inventories, valuation of deferred tax assets, goodwill, intangibles and other long-lived assets, pension and other postretirement obligations and asset retirement obligations. Estimates also include revenue earned on contracts and costs to complete contracts. Most of the Company’s paving and related services are performed under fixed unit-price contracts with state and local governmental entities. Management regularly evaluates its estimates and assumptions based on historical experience and other factors, including the current economic environment. As future events and their effects cannot be determined with precision, actual results can differ significantly from estimates made. Changes in estimates, including those resulting from continuing changes in the economic environment, are reflected in the Company’s consolidated financial statements when the change in estimate occurs.

Business and Credit Concentrations—The Company’s operations are conducted primarily across 23 U.S. states and in British Columbia, Canada, with the most significant revenue generated in Texas, Utah, Kansas and Missouri. The Company’s accounts receivable consist primarily of amounts due from customers within these areas. Therefore, collection of these accounts is dependent on the economic conditions in the aforementioned states, as well as specific situations affecting individual customers. Credit granted within the Company’s trade areas has been granted to many customers and management does not believe that a significant concentration of credit exists with respect to any individual customer or group of customers. No single customer accounted for more than 10% of the Company’s total revenue in 2019, 2018 or 2017.

Accounts Receivable—Accounts receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the collectability of individual accounts. In establishing the allowance, management considers historical losses adjusted to take into account current market conditions and its customers’ financial condition, the amount of receivables in dispute, the current receivables aging and current payment terms. Balances that remain outstanding after reasonable collection efforts are exercised are written off through a charge to the valuation allowance.

The balances billed but not paid by customers, pursuant to retainage provisions included in contracts, are generally due upon completion of the contracts.

Revenue Recognition—We earn revenue from the sale of products, which primarily include aggregates, cement, ready-mix concrete and asphalt, but also include concrete products and plastics components, and from the provision of services, which are primarily paving and related services, but also include landfill operations, the receipt and disposal of waste that is converted to fuel for use in our cement plants.

Products

We earn revenue from the sale of products, which primarily include aggregates, cement, ready-mix concrete and asphalt, but also include concrete products, net of discounts or allowances, if any, and freight and delivery charges billed to customers. Freight and delivery charges associated with cement sales are recorded on a net basis together with freight costs within cost of sales. Revenue for product sales is recognized when evidence of an arrangement exists and when control passes, which generally is when the product is shipped.

Aggregates and cement products are sold point-of-sale through purchase orders. When the product is sold on account, collectability typically occurs 30 to 60 days after the sale.  Revenue is recognized when cash is received from the customer at the point of sale or when the products are delivered or collected on site. There are no other timing implications that will create a contract asset or liability, and contract modifications are unlikely given the timing and nature of the transaction. Material sales are likely to have multiple performance obligations if the product is sold with delivery. In these instances, delivery most often occurs on the same day as the control of the product transfers to the customer. As a result, even in the case of multiple performance obligations, the performance obligations are satisfied concurrently and revenue is recognized simultaneously.

Services

We earn revenue from the provision of services, which are primarily paving and related services, but also include landfill operations and the receipt and disposal of waste that is converted to fuel for use in our cement plants. Revenue from the receipt of waste fuels is recognized when the waste is accepted and a corresponding liability is recognized for the costs to process the waste into fuel for the manufacturing of cement or to ship the waste offsite for disposal in accordance with applicable regulations.

Collectability of service contracts is due reasonably after certain milestones in the contract are performed. Milestones vary by project, but are typically calculated using monthly progress based on the percentage of completion or a customer’s engineer review of progress. The majority of the time, collection occurs within 90 days of billing and cash is received within the same fiscal year as services performed. On most projects, the customer will withhold a portion of the invoice for retainage, which may last longer than a year depending on the job.

Revenue derived from paving and related services is recognized using the percentage of completion method, which approximates progress towards completion. Under the percentage of completion method, we recognize paving and related services revenue as services are rendered. The majority of our construction service contracts are completed within one year, but may occasionally extend beyond this time frame. The majority of our construction service contracts, and therefore revenue, are opened and completed within one year, with the most activity during the spring, summer and fall. We estimate profit as the difference between total estimated revenue and total estimated cost of a contract and recognize that profit over the life of the contract based on input measures. We generally measure progress toward completion on long-term paving and related services contracts based on the proportion of costs incurred to date relative to total estimated costs at completion. We include revisions of estimated profits on contracts in earnings under the cumulative catch-up method, under which the effect of revisions in estimates is recognized immediately. If a revised estimate of contract profitability reveals an anticipated loss on the contract, we recognize the loss in the period it is identified.

The percentage of completion method of accounting involves the use of various estimating techniques to project costs at completion, and in some cases includes estimates of recoveries asserted against the customer for changes in specifications or other disputes. Contract estimates involve various assumptions and projections relative to the outcome of future events over multiple periods, including future labor productivity and availability, the nature and complexity of the work to be performed, the cost and availability of materials, the effect of delayed performance, and the availability and timing of funding from the customer. These estimates are based on our best judgment. A significant change in one or more of these estimates could affect the profitability of one or more of our contracts. We review our contract estimates regularly to assess revisions in contract values and estimated costs at completion. Inherent uncertainties in estimating costs make it at least reasonably possible that the estimates used will change within the near term and over the life of the contracts. No material adjustments to a contract were recognized in the year ended December 28, 2019.

We recognize claims when the amount of the claim can be estimated reliably and its realization is probable. In evaluating these criteria, we consider the contractual basis for the claim, the cause of any additional costs incurred, the reasonableness of those costs and the objective evidence available to support the claim.

When the contract includes variable consideration, we estimate the amount of consideration to which we will be entitled in exchange for transferring the promised goods or services to a customer. The amount of estimated variable consideration included in the transaction price is the amount for which it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. Types of variable consideration include, but are not limited to, liquidated damages and other performance penalties and production and placement bonuses.

The majority of contract modifications relate to the original contract and are often an extension of the original performance obligation. Predominately, modifications are not distinct from the terms in the original contract; therefore, they are considered part of a single performance obligation. We account for the modification using a cumulative catch-up adjustment. However, there are instances where goods or services in a modification are distinct from those transferred prior to the modification. In these situations, we account for the modifications as either a separate contract or prospectively depending on the facts and circumstances of the modification.

Generally, construction contracts contain mobilization costs which are categorized as costs to fulfill a contract. These costs are excluded from any measure of progress toward contract fulfillment. These costs do not result in the transfer of control of a good or service to the customer and are amortized over the life of the contract.

Costs and estimated earnings in excess of billings are composed principally of revenue recognized on contracts on the percentage of completion method for which billings had not been presented to customers because the amounts were not billable under the contract terms at the balance sheet date. In accordance with the contract terms, the unbilled receivables at the balance sheet date are expected to be billed in following periods. Billings in excess of costs and estimated earnings represent billings in excess of revenue recognized. Contract assets and liabilities are netted on a contract-by-contract basis.

Inventories—Inventories consist of stone that has been removed from quarries and processed for future sale, cement, raw materials and finished concrete blocks. Inventories are valued at the lower of cost or market and are accounted for on a first-in first-out basis or an average cost basis. If items become obsolete or otherwise unusable or if quantities exceed what is projected to be sold within a reasonable period of time, they will be charged to costs of production in the period that the items are designated as obsolete or excess inventory. Stripping costs are costs of removing overburden and waste material to access aggregate materials and are expensed as incurred.

Property, Plant and Equipment, net—Property, plant and equipment are recorded at cost, less accumulated depreciation, depletion and amortization. Expenditures for additions and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Repair and maintenance costs that do not substantially expand productive capacity or extend the life of property, plant and equipment are expensed as incurred.

Landfill airspace is included in property, plant and equipment at cost and is amortized based on the portion of the airspace used during the period compared to the gross estimated value of available airspace, which is updated periodically as circumstances dictate. Management reassesses the landfill airspace capacity with any changes in value recorded in cost of revenue. Capitalized landfill costs include expenditures for the acquisition of land and related airspace, engineering and permitting costs, cell construction costs and direct site improvement costs.

Upon disposal of an asset, the cost and related accumulated depreciation are removed from the Company’s accounts and any gain or loss is included in general and administrative expenses.

The Company reviews the carrying value of property, plant and equipment for impairment whenever events or circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. Such indicators may include, among others, deterioration in general economic conditions, adverse changes in the markets in which an entity operates, increases in input costs that have a negative effect on earnings and cash flows or a trend of negative or declining cash flows over multiple periods.

Property, plant and equipment is tested for impairment at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets. As a result, the property, plant and equipment impairment test is at a significantly lower level than the level at which goodwill is tested for impairment. In markets where the Company does not produce downstream products, such as ready-mix concrete, asphalt paving mix and paving and related services, the lowest level of largely independent identifiable cash flows is at the individual aggregates operation or a group of aggregates operations collectively serving a local market or the cement operations. Conversely, in vertically-integrated markets, the cash flows of the downstream and upstream businesses are not largely independently identifiable and the vertically-integrated operations are considered the lowest level of largely independent identifiable cash flows.

Accrued Mining and Landfill Reclamation—The mining reclamation reserve and financial commitments for landfill closure and post-closure activities are based on management’s estimate of future cost requirements to reclaim property at both currently operating and closed sites. Estimates of these obligations have been developed based on management’s interpretation of current requirements and proposed regulatory changes and are intended to approximate fair value. Costs are estimated in current dollars, inflated until the expected time of payment, and then discounted back to present value using a credit-adjusted, risk-free rate on obligations of similar maturity, adjusted to reflect the Company’s credit rating. Changes in the credit-adjusted, risk-free rate do not change recorded liabilities. However, subsequent increases in the recognized obligations are measured using a current credit-adjusted, risk-free rate. Decreases in the recognized obligations are measured at the initial credit-adjusted, risk-free rate.

Significant changes in inflation rates or the amount or timing of future cost estimates typically result in both (1) a current adjustment to the recorded liability (and corresponding adjustment to the asset) and (2) a change in accretion of the liability and depreciation of the asset to be recorded prospectively over the remaining capacity of the unmined quarry or landfill.

Goodwill—Goodwill represents the purchase price paid in excess of the fair value of net tangible and intangible assets acquired. Goodwill recorded in connection with the Company’s acquisitions is primarily attributable to the expected profitability, assembled workforces of the acquired businesses and the synergies expected to arise after the Company’s acquisition of those businesses. Goodwill is not amortized, but is tested annually for impairment as of the first day of the fourth quarter and at any time that events or circumstances indicate that goodwill may be impaired. A qualitative approach may first be applied to determine whether it is more likely than not that the estimated fair value of a reporting unit is less than its carrying amount. If, as a result of the qualitative assessment, it is determined that an impairment is more likely than not, the two-step quantitative impairment test is then performed, otherwise further analysis is not required. The two-step impairment test first identifies potential goodwill impairment for each reporting unit and then, if necessary, measures the amount of the impairment loss.

Income Taxes—As a limited liability company, the Company’s federal and state income tax attributes are generally passed to its member. However, certain subsidiaries, or subsidiary groups, of the Company are taxable entities subject to income taxes in the United States and Canada, the provisions for which are included in the consolidated financial statements. Significant judgments and estimates are required in the determination of the consolidated income tax expense.

The Company’s deferred income tax assets and liabilities are computed for differences between the tax basis and financial statement amounts that will result in taxable or deductible amounts in the future. The computed deferred balances are based on enacted tax laws and applicable rates for the periods in which the differences are expected to affect taxable income. A valuation allowance is recognized for deferred tax assets if it is more likely than not that some portion or all of the net deferred tax assets will not be realized. In making such a determination, all available positive and negative evidence is considered, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If the Company determines it would be able to realize its deferred tax assets for which a valuation allowance had been recorded then an adjustment would be made to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

The Company evaluates the tax positions taken on income tax returns that remain open and positions expected to be taken on the current year tax returns to identify uncertain tax positions. Unrecognized tax benefits on uncertain tax positions are recorded on the basis of a two-step process in which (1) the Company determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the largest amount of tax benefit that is more than 50 percent likely to be realized is recognized. Interest and penalties related to unrecognized tax benefits are recorded in income tax benefit.

New Accounting Standards — In February 2016, the Financial Accounting Standards Board FASB ("FASB") issued Accounting Standards Update ("ASU") No. 2016-02, Leases (Topic 842), which requires lessees to recognize most leases on the balance sheet. Lessees are required to disclose more quantitative and qualitative information about the leases than current U.S. GAAP requires. The ASU and subsequent amendments issued in 2018 are effective for public entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. We adopted the standard effective December 30, 2018 using the modified retrospective approach. The modified retrospective approach provides a method for recording existing leases at adoption. In addition, we elected the package of practical expedients permitted under the transition guidance within the new standard, which among other things, allowed us to carry forward the historical lease classification. In addition, we elected the hindsight practical expedient to determine the lease term for existing leases. The most significant impact upon adoption was the recognition of $36.8 million of operating lease right-of-use assets and $36.8 million operating lease liabilities. The standard had no material impact on our statements of operations and cash flows.

In August 2017, the FASB issued ASU No. 2017-12, Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities, allowing more financial and nonfinancial hedging strategies to be eligible for hedge accounting. The ASU is effective for fiscal years beginning after December 15, 2018 and interim periods within those fiscal years. The adoption of this new ASU did not have a material impact on our consolidated financial results.

In June 2018, the FASB issued ASU No. 2018-07, Compensation — Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting, increasing the scope of Topic 718 to include share-based payment transactions for acquiring goods and services from nonemployees. The ASU is effective for fiscal years beginning after December 15, 2018 and interim periods within those fiscal years. The adoption of this new ASU did not have a material impact on our consolidated financial results.

(2) Acquisitions

The Company has completed numerous acquisitions since its formation, which have been financed through a combination of debt and equity funding. The operations of each acquisition have been included in the Company’s consolidated results of operations since the respective closing dates of the acquisitions. The Company measures all assets acquired and liabilities assumed at their acquisition-date fair value. The following table summarizes the Company’s acquisitions by region and year:

	2019	2018	2017
West	2	5	6
East (1)	—	7	8

______________________

(1)	In addition, the Company acquired certain assets of a small ready-mix concrete operation in the second quarter of 2018.

The table below summarizes aggregated information regarding the fair values of the assets acquired and liabilities assumed as of the respective acquisition dates.

	2019	2018
Financial assets	$—	$14,769
Inventories	52	18,313
Property, plant and equipment	3,542	124,957
Intangible assets	—	3,175
Other assets	—	1,539
Financial liabilities	(36)	(13,529)
Other long-term liabilities	—	(8,125)
Net assets acquired	3,558	141,099
Goodwill	1,834	154,120
Purchase price	5,392	295,219
Acquisition-related liabilities	—	(49,202)
Net cash paid for acquisitions	$5,392	$246,017

Acquisition-Related Liabilities—A number of acquisition-related liabilities have been recorded subject to terms in the relevant purchase agreements, including deferred consideration and noncompete payments. Noncompete payments have been accrued where certain former owners of newly acquired companies have entered into standard noncompete arrangements. Subject to terms and conditions stated in these noncompete agreements, payments are generally made over a five-year period. Deferred consideration is purchase price consideration paid in the future as agreed to in the purchase agreement and is not contingent on future events. Deferred consideration is generally scheduled to be paid in years ranging from 5 to 20 years in annual installments. The remaining payments due under these noncompete and deferred consideration agreements are as follows:

2020	$29,208
2021	7,205
2022	3,411
2023	2,657
2024	2,620
Thereafter	7,020
Total scheduled payments	52,121
Present value adjustments	(7,524)
Total noncompete obligations and deferred consideration	$44,597

Accretion on the deferred consideration and noncompete obligations is recorded in interest expense.

(3) Goodwill

As of December 28, 2019, the Company had 11 reporting units with goodwill for which the annual goodwill impairment test was completed. We perform the annual impairment test on the first day of the fourth quarter each year. In 2019, we performed a two-step quantitative analysis on all of our reporting units. Step 1 of that analysis compares the estimated the fair value of the reporting units using an income approach (i.e., a discounted cash flow technique) and a market approach to the carrying value of the reporting unit. If the estimated fair value exceeds its carrying value, the goodwill of the reporting unit is not considered impaired. If the carrying value of the reporting unit exceeds its fair value, we proceed to the second step to measure the amount of potential impairment loss. Based on this analysis, it was determined that the reporting units’ fair values were greater than their carrying values and no impairment charges were recognized in 2019. The accumulated impairment charges recognized in periods prior to 2017 totaled $68.2 million.

These estimates of a reporting unit’s fair value involve significant management estimates and assumptions, including but not limited to sales prices of similar assets, assumptions related to future profitability, cash flows, and discount rates. These estimates are based upon historical trends, management’s knowledge and experience and overall economic factors, including projections of future earnings potential. Developing discounted future cash flow estimates in applying the income approach required management to evaluate its intermediate to longer-term strategies, including, but not limited to, estimates about revenue growth, operating margins, capital requirements, inflation and working capital management. The development of appropriate rates to discount the estimated future cash flows required the selection of risk premiums, which can materially affect the present value of estimated future cash flows.

Within the West segment, as a result of management changes in 2019, we integrated our Austin operations with those of our Houston operations, resulting in one reporting unit for goodwill.

The following table presents goodwill by reportable segments and in total:

	West	East	Cement	Total
Balance—December 30, 2017	$527,290	$305,374	$204,656	$1,037,320
Acquisitions	59,148	101,431	—	160,579
Foreign currency translation adjustments	(4,871)	—	—	(4,871)
Balance, December 29, 2018	$581,567	$406,805	$204,656	$1,193,028
Acquisitions (1)	1,657	3,621	—	5,278
Foreign currency translation adjustments	2,393	—	—	2,393
Balance, December 28, 2019	$585,617	$410,426	$204,656	$1,200,699
______________________

(1)	Reflects goodwill from 2019 acquisitions and working capital adjustments from prior year acquisitions.

(4) Revenue Recognition

We derive our revenue predominantly by selling construction materials, products and providing paving and related services. Construction materials consist of aggregates and cement. Products consist of related downstream products, including ready-mix concrete, asphalt paving mix and concrete products. Paving and related service revenue is generated primarily from the asphalt paving services that we provide, and is recognized using the percentage of completion method. The majority of our construction service contracts, and therefore revenue, are opened and completed within one year, with the most activity during the spring, summer and fall.

Revenue by product for the years ended December 28, 2019, December 29, 2018 and December 30, 2017 consisted of the following:

	2019	2018	2017
Revenue by product*:
Aggregates	$469,670	$373,824	$313,383
Cement	266,235	258,876	282,041
Ready-mix concrete	607,622	584,114	492,302
Asphalt	330,750	301,247	285,653
Paving and related services	360,234	379,540	371,763
Other	187,629	203,401	187,433
Total revenue	$2,222,140	$2,101,002	$1,932,575
______________________
*Revenue from the liquid asphalt terminals is included in asphalt revenue.

The following table outlines the significant changes in contract assets and contract liability balances from December 29, 2018 to December 28, 2019. Also included in the table is the net change in the estimate as a percentage of aggregate revenue for such contracts:

	Costs and estimated	Billings in excess
	earnings in	of costs and
	excess of billings	estimated earnings
Balance—December 29, 2018	$18,602	$11,840
Changes in revenue billed, contract price or cost estimates	(5,558)	1,988
Other	44	36
Balance—December 28, 2019	$13,088	$13,864

Accounts receivable, net consisted of the following as of December 28, 2019 and December 29, 2018:

	2019	2018
Trade accounts receivable	$191,672	$157,601
Construction contract receivables	47,966	47,994
Retention receivables	17,808	15,010
Receivables from related parties	1,596	629
Accounts receivable	259,042	221,234
Less: Allowance for doubtful accounts	(5,786)	(6,716)
Accounts receivable, net	$253,256	$214,518

Retention receivables are amounts earned by the Company but held by customers until paving and related service contracts and projects are near completion or fully completed. Amounts are generally billed and collected within one year.

(5) Inventories
Inventories consisted of the following as of December 28, 2019 and December 29, 2018:

	2019	2018
Aggregate stockpiles	$140,461	$151,300
Finished goods	33,023	34,993
Work in process	7,664	7,478
Raw materials	23,639	20,080
Total	$204,787	$213,851

(6) Property, Plant and Equipment, net and Intangibles, net

Property, plant and equipment, net consisted of the following as of December 28, 2019 and December 29, 2018:

	2019	2018
Land (mineral bearing) and asset retirement costs	$333,024	$323,553
Land (non-mineral bearing)	182,065	184,029
Buildings and improvements	178,088	173,559
Plants, machinery and equipment	1,318,512	1,239,793
Mobile equipment and barges	501,809	468,313
Truck and auto fleet	54,838	51,938
Landfill airspace and improvements	49,766	49,754
Office equipment	43,155	39,794
Construction in progress	42,007	43,650
Property, plant and equipment	2,703,264	2,574,383
Less accumulated depreciation, depletion and amortization	(955,815)	(794,251)
Property, plant and equipment, net	$1,747,449	$1,780,132

Depreciation on property, plant and equipment, including assets subject to capital leases, is generally computed on a straight-line basis. Depletion of mineral reserves is computed based on the portion of the reserves used during the period compared to the gross estimated value of proven and probable reserves, which is updated periodically as circumstances dictate. Leasehold improvements are amortized on a straight-line basis over the lesser of the asset’s useful life or the remaining lease term. The estimated useful lives are generally as follows:

Buildings and improvements	10-30 years
Plant, machinery and equipment	15 - 20 years
Office equipment	3-7 years
Truck and auto fleet	5-8 years
Mobile equipment and barges	6-8 years
Landfill airspace and improvements	10-30 years
Other	4-20 years

Depreciation, depletion and amortization expense of property, plant and equipment was $196.8 million, $199.6 million and $174.4 million in the years ended December 28, 2019, December 29, 2018 and December 30, 2017, respectively.

Property, plant and equipment at December 28, 2019 and December 29, 2018 included $82.7 million and $67.7 million, respectively, of finance leases for certain equipment and a building with accumulated amortization of $24.9 million and $19.3 million, respectively. The equipment leases generally have terms of less than five years and the building lease had an original term of 30 years. Approximately $16.0 million and $15.6 million of the future obligations associated with the finance leases are included in accrued expenses as of December 28, 2019 and December 29, 2018, respectively, and the present value of the remaining finance lease payments, $40.4 million and $33.6 million, respectively, is included in other noncurrent liabilities on the consolidated balance sheets. Future minimum rental commitments under long-term capital leases are $18.6 million, $21.9 million, $14.9 million, $1.7 million, and $2.3 million for the years ended 2020, 2021, 2022, 2023 and 2024, respectively.

Assets are assessed for impairment charges when identified for disposition. The net gain from asset dispositions recognized in general and administrative expenses in fiscal years 2019, 2018 and 2017 was $10.7 million, $12.6 million and $7.5 million, respectively. No material impairment charges have been recognized on assets held for use in fiscal 2019, 2018 or 2017.

Intangible Assets—The Company’s intangible assets are primarily composed of lease agreements and reserve rights. The assets related to lease agreements reflect the submarket royalty rates paid under agreements, primarily, for extracting aggregates. The values were determined as of the respective acquisition dates by a comparison of market-royalty rates to contract-royalty rates. The reserve rights relate to aggregate reserves to which the Company has the rights of ownership, but do not own the reserves. The intangible assets are amortized on a straight-line basis over the lives of the leases. The following table shows intangible assets by type and in total:

	December 28, 2019			December 29, 2018
	Gross		Net	Gross		Net
	Carrying	Accumulated	Carrying	Carrying	Accumulated	Carrying
	Amount	Amortization	Amount	Amount	Amortization	Amount
Mineral leases	$19,064	$(6,408)	$12,656	$19,064	$(5,259)	$13,805
Reserve rights	6,234	(2,248)	3,986	6,234	(1,940)	4,294
Trade names	1,000	(958)	42	1,000	(858)	142
Other	7,566	(752)	6,814	409	(190)	219
Total intangible assets	$33,864	$(10,366)	$23,498	$26,707	$(8,247)	$18,460

Amortization expense in fiscal 2019, 2018 and 2017 was $2.1 million, $1.5 million and $1.3 million, respectively. The estimated amortization expense for intangible assets for each of the next five years and thereafter is as follows:

2020	$2,526
2021	2,138
2022	2,142
2023	2,009
2024	1,914
Thereafter	12,769
Total	$23,498

(7) Accrued Expenses
Accrued expenses consisted of the following as of December 28, 2019 and December 29, 2018:

	2019	2018
Interest	$26,892	$26,223
Payroll and benefits	29,356	15,952
Finance lease obligations	16,007	15,557
Insurance	14,968	13,625
Non-income taxes	7,898	7,674
Professional fees	902	1,408
Other (1)	24,214	19,590
Total	$120,237	$100,029
______________________

(1)	Consists primarily of subcontractor and working capital settlement accruals and deferred revenue.

(8) Debt
Debt consisted of the following as of December 28, 2019 and December 29, 2018:

	2019	2018
Term Loan, due 2024:
$624.3 million and $630.6 million, net of $1.1 million and $1.3 million discount at December 28, 2019 and December 29, 2018, respectively	$623,140	$629,268
8 1/2% Senior Notes, due 2022	—	250,000
6 1/8% Senior Notes, due 2023:
$650.0 million, net of $0.9 million and $1.1 million discount at December 28, 2019 and December 29, 2018, respectively	649,133	648,891
5 1/8% Senior Notes, due 2025	300,000	300,000
61⁄2% Senior Notes, due 2027	300,000	—
Total	1,872,273	1,828,159
Current portion of long-term debt	7,942	6,354
Long-term debt	$1,864,331	$1,821,805

The contractual payments of long-term debt, including current maturities, for the five years subsequent to December 28, 2019, are as follows:

2020	$7,942
2021	6,354
2022	6,354
2023	656,354
2024	597,251
Thereafter	600,000
Total	1,874,255
Less: Original issue net discount	(1,982)
Less: Capitalized loan costs	(13,274)
Total debt	$1,858,999

Senior Notes— On March 15, 2019, Summit LLC and Summit Materials Finance Corp., an indirect wholly-owned subsidiary of Summit LLC ("Finance Corp." and with Summit LLC, the “Issuers”) issued $300.0 million in aggregate principal amount of 6.500% senior notes due March 15, 2027 (the “2027 Notes”). The 2027 Notes were issued at 100.0% of their par value with proceeds of $296.3 million, net of related fees and expenses. The 2027 Notes were issued under an indenture dated March 25, 2019 (the “2019 Indenture”). The 2019 Indenture contains covenants limiting, among other things, Summit LLC and its restricted subsidiaries’ ability to incur additional indebtedness or issue certain preferred shares, pay dividends, redeem stock or make other distributions, make certain investments, sell or transfer certain assets, create liens, consolidate, merge, sell or otherwise dispose of all or substantially all of its assets, enter into certain transactions with affiliates, and designate subsidiaries as unrestricted subsidiaries. The 2019 Indenture also contains customary events of default. Interest on the 2027 Notes is payable semi-annually on March 15 and September 15 of each year commencing on September 15, 2019.

In March 2019, using the proceeds from the 2027 Notes, all of the outstanding $250.0 million 8.500% senior notes due 2022 (the “2022 Notes”) were redeemed at a price equal to par plus an applicable premium and the indenture under which the 2022 Notes were issued was satisfied and discharged. As a result of the extinguishment, charges of $14.6 million were recognized in the quarter ended March 30, 2019, which included charges of $11.7 million for the applicable redemption premium and $2.9 million for the write-off of deferred financing fees.

In 2017, the Issuers issued $300.0 million of 5.125% senior notes due June 1, 2025 (the “2025 Notes”). The 2025 Notes were issued at 100.0% of their par value with proceeds of $295.4 million, net of related fees and expenses. The 2025 Notes were issued under an indenture dated June 1, 2017, the terms of which are generally consistent with the 2019 Indenture. Interest on the 2025 Notes is payable semi-annually on June 1 and December 1 of each year commencing on December 1, 2017.

In 2015, the Issuers issued $650.0 million of 6.125% senior notes due July 2023 (the “2023 Notes” and collectively with the 2022 Notes and the 2027 Notes, the “Senior Notes”). Of the aggregate $650.0 million of 2023 Notes, $350.0 million were issued at par and $300.0 million were issued at 99.375% of par. The 2023 Notes were issued under an indenture dated July 8, 2015, the terms of which are generally consistent with the 2019 Indenture. Interest on the 2023 Notes is payable semi-annually in arrears on January 15 and July 15 of each year.

In April, August and November 2015, $288.2 million, $183.0 million and $153.8 million, respectively, in aggregate principal amount of the then outstanding 10 1/2% senior notes due January 31, 2020 (the “2020 Notes”) were redeemed at a price equal to par plus an applicable premium and the indenture under which the 2020 Notes were issued was satisfied and discharged. As a result of the redemptions, net charges of $56.5 million were recognized for the year ended December 31, 2016. The fees included $66.6 million for the applicable prepayment premium and $11.9 million for the write-off of deferred financing fees, partially offset by $22.0 million of net benefit from the write-off of the original issuance net premium.

As of December 28, 2019 and December 29, 2018, the Company was in compliance with all financial covenants under the applicable indentures.

Senior Secured Credit Facilities— Summit LLC has credit facilities that provide for term loans in an aggregate amount of $650.0 million and revolving credit commitments in an aggregate amount of $345.0 million (the “Senior Secured Credit Facilities”). Under the Senior Secured Credit Facilities, required principal repayments of 0.25% of the refinanced aggregate amount of term debt are due on the last business day of each March, June, September and December, commencing with the March 2018 payment. The unpaid principal balance is due in full on the maturity date, which is November 21, 2024.

On February 25, 2019, Summit LLC entered into Incremental Amendment No. 4 to the credit agreement governing the Senior Secured Credit Facilities (the “Credit Agreement”) which, among other things, increased the total amount available under the revolving credit facility to $345.0 million and extended the maturity date of the Credit Agreement with respect to the revolving credit commitments to February 25, 2024. During 2018 and 2017, Summit LLC entered into three different amendments to the Credit Agreement, which among other things, reduced the applicable margin in respect to the outstanding principal amount at the time of the respective amendments.

The revolving credit facility bears interest per annum equal to, at Summit LLC’s option, either (i) a base rate determined by reference to the highest of (a) the federal funds rate plus 0.50%, (b) the prime rate of Bank of America, N.A. and (c) LIBOR plus 1.00%, plus an applicable margin of 2.00% for base rate loans or (ii) a LIBOR rate determined by reference to Reuters prior to the interest period relevant to such borrowing adjusted for certain additional costs plus an applicable margin of 3.00% for LIBOR rate loans.

There were no outstanding borrowings under the revolving credit facility as of December 28, 2019 or December 29, 2018. As of December 28, 2019, we had remaining borrowing capacity of $329.8 million under the revolving credit facility, which is net of $15.2 million of outstanding letters of credit. The outstanding letters of credit are renewed annually and support required bonding on construction projects and the Company’s insurance liabilities.

Summit LLC’s Consolidated First Lien Net Leverage Ratio, as such term is defined in the Credit Agreement, should be no greater than 4.75:1.0 as of each quarter-end. As of December 28, 2019 and December 29, 2018, Summit LLC was in compliance with all financial covenants under the Credit Agreement.

Summit LLC’s wholly-owned domestic subsidiary companies, subject to certain exclusions and exceptions, are named as subsidiary guarantors of the Senior Notes and the Senior Secured Credit Facilities. In addition, Summit LLC has pledged substantially all of its assets as collateral, subject to certain exclusions and exceptions, for the Senior Secured Credit Facilities.

The following table presents the activity for the deferred financing fees for the years ended December 28, 2019 and December 29, 2018:

Deferred financing fees
Balance—December 30, 2017	$19,033
Loan origination fees	550
Amortization	(4,108)
Balance—December 29, 2018	$15,475
Loan origination fees	6,312
Amortization	(3,501)
Write off of deferred financing fees	(2,850)
Balance—December 28, 2019	$15,436

Other—On January 15, 2015, the Company’s wholly-owned subsidiary in British Columbia, Canada entered into an agreement with HSBC for a (i) $6.0 million Canadian dollar (“CAD”) revolving credit commitment to be used for operating activities that bears interest per annum equal to the bank’s prime rate plus 0.20%, (ii) $0.5 million CAD revolving credit commitment to be used for capital equipment that bears interest per annum at the bank’s prime rate plus 0.90% and (iii) $0.4 million CAD revolving credit commitment to provide guarantees on behalf of that subsidiary. There were no amounts outstanding under this agreement as of December 28, 2019 or December 29, 2018.

(9) Income Taxes
Summit LLC is a limited liability company and passes its tax attributes for federal and state tax purposes to its member and is generally not subject to federal or state income tax. However, certain subsidiaries, or subsidiary groups, file federal, state, and Canadian income tax returns due to their status as C corporations or laws within that jurisdiction. The provision for income taxes is primarily composed of federal, state and local income taxes for the subsidiary entities that have C corporation status.

For the years ended December 28, 2019, December 29, 2018 and December 30, 2017, income taxes consisted of the following:

	2019	2018	2017
Provision for income taxes:
Current	$69	$463	$2,762
Deferred	6,316	9,810	(23,107)
Income tax expense (benefit)	$6,385	$10,273	$(20,345)

The effective tax rate on pre-tax income differs from the U.S. statutory rate of 21%, 21% and 35% for 2019, 2018 and 2017, respectively, due to the following:

	2019	2018	2017
Income tax expense (benefit) at federal statutory tax rate	$19,947	$15,563	$39,797
Less: Income tax benefit at federal statutory tax rate for LLC entities	(15,387)	(13,863)	(36,171)
State and local income taxes	1,680	1,614	1,751
Permanent differences	13	(1,194)	(630)
Effective tax rate change	(725)	(1,148)	(24,243)
Unrecognized tax benefits	5,038	6,487	—
Valuation allowance	(2,478)	2,586	—
Other	(1,703)	228	(849)
Income tax benefit	$6,385	$10,273	$(20,345)

The following table summarizes the components of the net deferred income tax asset (liability) as December 28, 2019 and December 29, 2018:

	2019	2018
Deferred tax (liabilities) assets:
Accelerated depreciation	$(60,216)	$(57,437)
Net operating loss	18,036	22,915
Investment in limited partnership	(17,686)	(16,591)
Net intangible assets	(2,554)	(1,734)
Mining reclamation reserve	723	570
Working capital (e.g., accrued compensation, prepaid assets)	1,366	1,059
Interest expense limitation carryforward	2,691	2,586
Net deferred tax liabilities	(57,640)	(48,632)
Less valuation allowance	(1,675)	(4,261)
Net deferred tax liability	$(59,315)	$(52,893)

The net deferred income tax liability as of December 28, 2019 and December 29, 2018, are included in other noncurrent liabilities on the consolidated balance sheets. As of December 28, 2019, Summit LLC had federal net operating loss carryforwards of $120.3 million, which expire between 2030 and 2037.

Valuation Allowance—The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible (including the effect of available carryback and carryforward periods) and tax-planning strategies. The deferred income tax asset related to net operating losses resides with two separate tax paying subsidiaries (or subsidiary groups) of Summit LLC. These tax payers have historically generated taxable income and forecast to continue generating taxable income; however, the use of a portion of the net operating may be limited.

	2019	2018
Valuation Allowance:
Beginning balance	$(4,261)	$(1,675)
Current year decreases (increases) from operations	2,586	(2,586)
Ending balance	$(1,675)	$(4,261)

On December 22, 2017, the Tax Cuts and Jobs Act of 2017 (“TCJA”) was enacted. Among other things, the TCJA, beginning January 1, 2018, reduced the federal statutory rate from 35% to 21% and extended bonus depreciation provisions. In addition, the TCJA prescribes the application of net operating loss carryforwards generated in 2018 and beyond will be limited, 100% asset expensing will be allowed through 2022 and begin to phase out in 2023, and the amount of interest expense we are able deduct may also be limited in future years. The TCJA contains many provisions which continue to be clarified through new regulations. As permitted by Staff Accounting Bulletin 118 issued by the SEC on December 22, 2017, we completed our accounting of the impacts of the TCJA. We have completed our analysis within 2018 consistent with the guidance of SAB 118 and any adjustments during the measurement period have been included in net earnings from continuing operations as an adjustment to income tax expense. As such, in the fourth quarter of 2018, the Company recorded additional tax expense of
$2.6 million resulting from the IRS interpretative guidance of TCJA. As of December 28, 2019 and December 29, 2018, a $1.7 million and $4.3 million, respectively, valuation allowance has been recorded on net deferred tax assets where realization of our net operating losses are not more likely than not.
The Company has recognized a reserve against the deferred tax assets for unrecognized tax benefits in the amount of $11.6 million and $6.5 million as of December 28, 2019 and December 29, 2018, respectively. The Company records interest and penalties as a component of the income tax provision. No material interest or penalties were recognized in income tax expense during the years ended December 28, 2019 and December 29, 2018.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Unrealized Tax Benefits
Balance—December 30, 2017	$—
Additions based on tax position in 2018	6,487
Balance—December 29, 2018	$6,487
Additions based on tax position in 2019	5,132
Balance—December 28, 2019	$11,619

Tax years from 2014 to 2019 remain open and subject to audit by federal, Canadian, and state tax authorities. No income tax expense or benefit was recognized in other comprehensive loss in 2019, 2018 or 2017.

Tax Distributions  – The holders of Summit Holdings’ LP Units, including Summit Inc., incur U.S. federal, state and local income taxes on their share of any taxable income of Summit Holdings. The limited partnership agreement of Summit Holdings provides for pro rata cash distributions (“tax distributions”) to the holders of the LP Units in an amount generally calculated to provide each holder of LP Units with sufficient cash to cover its tax liability in respect of the LP Units. In general, these tax distributions are computed based on Summit Holdings’ estimated taxable income allocated to Summit Inc. multiplied by an assumed tax rate equal to the highest effective marginal combined U.S. federal, state and local income tax rate applicable to a corporate resident in New York, New York. No material distributions were made in the years ended December 28, 2019 and December 29, 2018.

(10) Members’ Interest

Summit LLC is a wholly owned indirect subsidiary of Summit Materials Holdings L.P. (“Summit Holdings”), whose primary owner is Summit Materials, Inc. (“Summit Inc.”). Summit Inc. was formed as a Delaware corporation on September 23, 2014. Its sole material asset is a controlling equity interest in Summit Holdings. Pursuant to a reorganization into a holding company structure (the “Reorganization”) in connection with Summit Inc.’s March 2015 initial public offering, Summit Inc. became a holding corporation operating and controlling all of the business and affairs of Summit Holdings and its subsidiaries, including Summit LLC.

Summit Inc.’s Equity Offerings— On January 10, 2017, Summit Inc. raised $237.6 million, net of underwriting discounts, through the issuance of 10,000,000 shares of Class A common stock at a public offering price of $24.05 per share. Summit Inc. used these proceeds to purchase an equal number of LP Units.

Accumulated other comprehensive income (loss) - The changes in each component of accumulated other comprehensive income (loss) consisted of the following:

				Accumulated
		Foreign currency		other
	Change in	translation	Cash flow hedge	comprehensive
	retirement plans	adjustments	adjustments	income (loss)
Balance — December 30, 2017	$(6,053)	$(10,022)	$(1,060)	$(17,135)
Postretirement liability adjustment	1,661	—	—	1,661
Foreign currency translation adjustment	—	(9,348)	—	(9,348)
Income on cash flow hedges	—	—	1,206	1,206
Balance — December 29, 2018	$(4,392)	$(19,370)	$146	$(23,616)
Postretirement liability adjustment	(1,925)	—	—	(1,925)
Foreign currency translation adjustment	—	4,716	—	4,716
Loss on cash flow hedges	—	—	(146)	(146)
Balance — December 28, 2019	$(6,317)	$(14,654)	$—	$(20,971)

(11) Supplemental Cash Flow Information

Supplemental cash flow information for the years ended December 28, 2019, December 29, 2018 and December 30, 2017 was as follows:

	2019	2018	2017
Cash payments:
Interest	$104,614	$103,250	$96,320
(Refund) payments for income taxes, net	(919)	3,340	1,711
Operating cash payments on operating leases	10,618	N/A	N/A
Operating cash payments on finance leases	3,051	N/A	N/A
Finance cash payments on finance leases	13,164	N/A	N/A
Non cash financing activities:
Right of use assets obtained in exchange for operating lease obligations	$5,842	N/A	N/A
Right of use assets obtained in exchange for finance leases obligations	23,965	N/A	N/A
Purchase of noncontrolling interest	—	—	(716)

(12) Stock-Based Compensation

Prior to the IPO and related Reorganization, the capital structure of Summit Holdings consisted of six different classes of limited partnership units, each of which was subject to unique distribution rights. In connection with the IPO and the related Reorganization, the limited partnership agreement of Summit Holdings was amended and restated to, among other things, modify its capital structure by creating LP Units. Holders of the LP Units periodically exchange their LP Units for shares of Class A common Stock of Summit Inc.

In the first quarter of 2018, the Board of Directors vested the time-vesting units outstanding and we recognized the remaining $1.0 million of stock based compensation related to these LP units.

Omnibus Incentive Plan

In 2015, our Board of Directors and stockholders adopted the Summit Materials, Inc. 2015 Omnibus Incentive Plan (the "Plan"), which allows for grants of equity-based awards in the form of stock options, stock appreciation rights, restricted stock and restricted stock units, performance units, and other stock-based awards. The Plan authorizes the issuance of up to 13,500,000 shares of Class A common stock in the form of restricted stock units and stock options, of which 5.6 million shares were available for future grants as of December 28, 2019.

Restricted Stock

Restricted Stock with Service-Based Vesting—Under the Plan, the Compensation Committee of the Board of Directors (the “Compensation Committee”) has granted restricted stock to members of the Board of Directors, executive officers and other key employees. These awards contain service conditions associated with continued employment or service. The terms of the restricted stock provide voting and regular dividend rights to holders of the awards. Upon vesting, the restrictions on the restricted stock lapse and the shares are considered issued and outstanding for accounting purposes.

In each of 2019, 2018 and 2017, the Compensation Committee granted restricted stock to executives and key employees under the Plan as part of our annual equity award program, which vest over a two or three year period, subject to continued employment or service. From time to time, the Compensation Committee grants restricted stock to newly hired or promoted employees or other employees or consultants who have achieved extraordinary personal performance objectives.

Further, in each of 2019, 2018 and 2017, the Compensation Committee granted 65,144, 38,232 and 34,928 shares, respectively, to non-employee members of the Board of Directors for their annual service as directors. These restricted stock grants vest over a one year period.

In measuring compensation expense associated with the grant of restricted stock, we use the fair value of the award, determined as the closing stock price for our common stock on the date of grant. Compensation expense is recorded monthly over the vesting period of the award.

Restricted stock with Service- and Market-Condition-Based Vesting—In 2019, 2018 and 2017, the Compensation Committee granted restricted stock to certain members of our executive team as part of their annual compensation package. The restricted stock vests at the end of a three year performance period, based on our total stock return (“TSR”) ranking relative to companies in the S&P Building & Construction Select Industry Index, subject to continued employment.

Compensation expense is recorded monthly over the vesting period of the awards. The following table summarizes information for the equity awards granted in 2019:

	Options		Restricted Stock Units		Performance Stock Units		Warrants
		Weighted		Weighted		Weighted		Weighted
		average grant-	Number of	average grant-	Number of	average grant-		average grant-
	Number of	date fair value	restricted	date fair value	performance	date fair value	Number of	date fair value
	options	per unit	stock units	per unit	stock units	per unit	warrants	per unit
Beginning balance—December 29, 2018	3,267,149	$9.09	924,308	$24.57	295,252	$29.12	100,037	$18.00
Granted	—	—	1,238,530	17.60	242,007	26.20	—	—
Forfeited/ Canceled	(73,596)	10.62	(176,152)	22.21	(146,614)	20.17	—	—
Exercised	(1,065,446)	8.93	—	—	—	—	—	—
Vested	—	—	(430,050)	23.71	—	—	—	—
Balance—December 28, 2019	2,128,107	$9.08	1,556,636	$21.17	390,645	$26.17	100,037	$18.00

The fair value of the time-vesting options granted was estimated as of the grant date using the Black-Scholes-Merton model, which requires the input of subjective assumptions, including the expected volatility and the expected term. The fair value of the performance stock units granted was estimated as of the grant date using Monte Carlo simulations, which requires the input of subjective assumptions, including the expected volatility and the expected term. The following table presents the weighted average assumptions used to estimate the fair value of grants in 2019, 2018 and 2017. No options to purchase common stock were granted in 2019 or 2018:

	Options	Performance Stock Units
	2017	2019	2018	2017
Risk-free interest rate	2.06% - 2.31%	2.49%	2.38%	1.45%
Dividend yield	N/A	N/A	N/A	N/A
Volatility	47%	36%	38%	39%
Expected term	7 years	3 years	3 years	3 years

The risk-free rate is based on the yield at the date of grant of a U.S. Treasury security with a maturity period approximating the expected term. As Summit Holdings has not historically and does not plan to issue regular dividends, a dividend yield of zero was used. The volatility assumption is based on reported data of a peer group of publicly traded companies for which historical information was available adjusted for the Company’s capital structure. The expected term is based on expectations about future exercises and represents the period of time that the units granted are expected to be outstanding.

Compensation expense for time-vesting interests granted is based on the grant date fair value. The Company recognizes compensation costs on a straight-line basis over the service period, which is generally the vesting period of the award. Forfeitures are recognized as they occur. Share-based compensation expense, which is recognized in general and administrative expenses, totaled $20.4 million, $25.4 million and $49.9 million in the years ended December 28, 2019, December 29, 2018 and December 30, 2017, respectively. As of December 28, 2019, unrecognized compensation cost totaled $26.3 million. The weighted average remaining contractual term over which the unrecognized compensation cost is to be recognized is 1.8 years as of year-end 2019.

As of December 28, 2019, the intrinsic value of outstanding options, restricted stock units and performance stock units was $10.7 million, $37.1 million and $9.3 million, respectively, and the remaining contractual term was 5.5 years, 1.0 years and 1.5 years, respectively. The weighted average strike price of stock options outstanding as of December 28, 2019 was $18.81 per share. The intrinsic value of 2.0 million exercisable stock options as of December 28, 2019 was $10.7 million with a weighted average strike price of $18.54 and a weighted average remaining vesting period of 5.5 years.

(13) Employee Benefit Plans

Defined Contribution Plan—The Company sponsors employee 401(k) savings plans for its employees, including certain union employees. The plans provide for various required and discretionary Company matches of employees’ eligible compensation contributed to the plans. The expense for the defined contribution plans was $11.7 million, $11.2 million and $9.3 million for the years ended December 28, 2019, December 29, 2018 and December 30, 2017, respectively.

Defined Benefit and Other Postretirement Benefits Plans—The Company’s subsidiary, Continental Cement, sponsors two noncontributory defined benefit pension plans for hourly and salaried employees. The plans are closed to new participants and benefits are frozen. As a result of the collective bargaining unit negotiations in 2017, the hourly defined benefit pension plan was amended to stop future benefit accruals for the Davenport employees effective December 31, 2017. Pension benefits for eligible hourly employees are based on a monthly pension factor for each year of credited service. Pension benefits for eligible salaried employees are generally based on years of service and average eligible compensation.

Continental Cement also sponsors two unfunded healthcare and life insurance benefits plans for certain eligible retired employees. Effective January 1, 2014, the plan covering employees of the Hannibal, Missouri location was amended to eliminate all future retiree health and life coverage for current employees. During 2015, Continental Cement adopted one new unfunded healthcare plan to provide benefits prior to Medicare eligibility for certain hourly employees of the Davenport, Iowa location. As a result of the collective bargaining unit negotiations in 2017, hourly Davenport employees hired on or after January 1, 2018 are no longer eligible for retiree medical benefits.

The funded status of the pension and other postretirement benefit plans is recognized in the consolidated balance sheets as the difference between the fair value of plan assets and the benefit obligations. For defined benefit pension plans, the benefit obligation is the projected benefit obligation (“PBO”) and for the healthcare and life insurance benefits plans, the benefit obligation is the accumulated postretirement benefit obligation (“APBO”). The PBO represents the actuarial present value of benefits expected to be paid upon retirement based on estimated future compensation levels. However, since the plans’ participants are not subject to future compensation increases, the plans’ PBO equals the accumulated benefit obligation (“ABO”). The APBO represents the actuarial present value of postretirement benefits attributed to employee services already rendered. The fair value of plan assets represents the current market value of assets held by an irrevocable trust fund for the sole benefit of participants. The measurement of the benefit obligations is based on the Company’s estimates and actuarial valuations. These valuations reflect the terms of the plan and use participant-specific information, such as compensation, age and years of service, as well as certain assumptions that require significant judgment, including estimates of discount rates, expected return on plan assets, rate of compensation increases, interest-crediting rates and mortality rates.

The Company uses December 31 as the measurement date for its defined benefit pension and other postretirement benefit plans.

Obligations and Funded Status—The following information is as of December 28, 2019 and December 29, 2018 and for the years ended December 28, 2019, December 29, 2018 and December 30, 2017:

	2019		2018
	Pension	Healthcare	Pension	Healthcare
	benefits	& Life Ins.	benefits	& Life Ins.
Change in benefit obligations:
Beginning of period	$24,203	$9,203	$27,984	$9,793
Service cost	60	166	67	170
Interest cost	928	321	898	317
Actuarial (gain) loss	2,571	165	(3,136)	(173)
Benefits paid	(1,581)	(765)	(1,610)	(904)
End of period	$26,181	$9,090	$24,203	$9,203

Change in fair value of plan assets:
Beginning of period	$17,449	$—	$19,012	$—
Actual return on plan assets	2,055	—	(551)	—
Employer contributions	319	765	598	904
Benefits paid	(1,581)	(765)	(1,610)	(904)
End of period	$18,242	$—	$17,449	$—

Funded status of plans	$(7,939)	$(9,090)	$(6,754)	$(9,203)
Current liabilities	$—	$(653)	$—	$(687)
Noncurrent liabilities	(7,939)	(8,437)	(6,754)	(8,516)
Liability recognized	$(7,939)	$(9,090)	$(6,754)	$(9,203)

Amounts recognized in accumulated other comprehensive income:
Net actuarial (gain) loss	$9,286	$2,121	$7,728	$1,995
Prior service cost	—	(1,931)	—	(2,172)
Total amount recognized	$9,286	$190	$7,728	$(177)

The amount recognized in accumulated other comprehensive income (“AOCI”) is the actuarial loss (credit) and prior service cost, which has not yet been recognized in periodic benefit cost.

	2019		2018		2017
	Pension	Healthcare	Pension	Healthcare	Pension	Healthcare
	benefits	& Life Ins.	benefits	& Life Ins.	benefits	& Life Ins.
Amounts recognized in other comprehensive (income) loss:
Net actuarial loss (gain)	$1,760	$165	$(1,300)	$(172)	$1,068	$(338)
Prior service cost	—	—	—	—	—	(572)
Amortization of prior year service cost	—	241	—	241	—	168
Curtailment benefit	—	—	—	—	(429)	—
Amortization of gain	(202)	(39)	(312)	(118)	(547)	(64)
Adjustment to plan benefits	—	—	—	—	—	(414)
Total amount recognized	$1,558	$367	$(1,612)	$(49)	$92	$(1,220)
Components of net periodic benefit cost:
Service cost	$60	$166	$67	$170	$285	$184
Interest cost	928	321	898	317	998	365
Amortization of gain	202	39	312	118	547	64
Expected return on plan assets	(1,244)	—	(1,284)	—	(1,302)	—
Amortization of prior service credit	—	(241)	—	(241)	—	(168)
Net periodic (expense) benefit cost	$(54)	$285	$(7)	$364	$528	$445

Assumptions—Weighted-average assumptions used to determine the benefit obligations as of year-end 2019 and 2018 are:

	2019		2018
		Healthcare		Healthcare
	Pension benefits	& Life Ins.	Pension benefits	& Life Ins.
Discount rate	2.78% - 2.96%	2.73% - 2.79%	3.90% - 4.02%	3.87% - 3.91%
Expected long-term rate of return on plan assets	7.00%	N/A	7.00%	N/A

Weighted-average assumptions used to determine net periodic benefit cost for years ended December 28, 2019, December 29, 2018 and December 30, 2017:

	2019		2018		2017
		Healthcare		Healthcare		Healthcare
	Pension benefits	& Life Ins.	Pension benefits	& Life Ins.	Pension benefits	& Life Ins.
Discount rate	3.90% - 4.02%	3.87% - 3.91%	3.23% - 3.37%	3.20% - 3.25%	3.61% - 3.81%	3.54% - 3.65%
Expected long-term rate of return on plan assets	7.00%	N/A	7.00%	N/A	7.00%	N/A

The expected long-term return on plan assets is based upon the Plans’ consideration of historical and forward-looking returns and the Company’s estimation of what a portfolio, with the target allocation described below, will earn over a long-term horizon. The discount rate is derived using the FTSE Pension Discount Curve.

Assumed health care cost trend rates were 8.0% grading to 8.0% as of year-end 2019 and 2018. Assumed health care cost trend rates have a significant effect on the amounts reported for the Company’s healthcare and life insurance benefits plans. A one percentage-point change in assumed health care cost trend rates would have the following effects as of year-end 2019 and 2018:

	2019		2018
	Increase	Decrease	Increase	Decrease
Total service cost and interest cost components	$30	$(26)	$31	$(27)
APBO	773	(678)	765	(690)

Plan Assets—The defined benefit pension plans’ (the “Plans”) investment strategy is to minimize investment risk while generating acceptable returns. The Plans currently invest a relatively high proportion of the plan assets in fixed income securities, while the remainder is invested in equity securities, cash reserves and precious metals. The equity securities are diversified into funds with growth and value investment strategies. The target allocation for plan assets is as follows: equity securities—30%; fixed income securities—63%; cash reserves—5%; and precious metals—2%. The Plans’ current investment allocations are within the tolerance of the target allocation. The Company had no Level 3 investments as of or for the years ended December 28, 2019 and December 29, 2018.

At year-end 2019 and 2018, the Plans’ assets were invested predominantly in fixed-income securities and publicly traded equities, but may invest in other asset classes in the future subject to the parameters of the investment policy. The Plans’ investments in fixed-income assets include U.S. Treasury and U.S. agency securities and corporate bonds. The Plans’ investments in equity assets include U.S. and international securities and equity funds. The Company estimates the fair value of the Plans’ assets using various valuation techniques and, to the extent available, quoted market prices in active markets or observable market inputs. The descriptions and fair value methodologies for the Plans’ assets are as follows:

Fixed Income Securities—Corporate and government bonds are classified as Level 2 assets, as they are either valued at quoted market prices from observable pricing sources at the reporting date or valued based upon comparable securities with similar yields and credit ratings.

Equity Securities—Equity securities are valued at the closing market price reported on a U.S. exchange where the security is actively traded and are therefore classified as Level 1 assets.

Cash—The carrying amounts of cash approximate fair value due to the short-term maturity.

Precious Metals—Precious metals are valued at the closing market price reported on a U.S. exchange where the security is actively traded and are therefore classified as Level 1 assets.

The fair value of the Plans’ assets by asset class and fair value hierarchy level as of December 28, 2019 and December 29, 2018 are as follows:

	2019
		Quoted prices in active
	Total fair	markets for identical	Observable
	value	assets (Level 1)	inputs (Level 2)
Fixed income securities:
Intermediate—government	$2,482	$2,482	$—
Intermediate—corporate	1,066	—	1,066
Short-term—government	1,387	1,387	—
Short-term—corporate	3,173	—	3,173
International	1,387	—	1,387
Equity securities:
U.S. Large cap value	1,225	1,225	—
U.S. Large cap growth	1,167	1,167	—
U.S. Mid cap value	581	581	—
U.S. Mid cap growth	578	578	—
U.S. Small cap value	583	583	—
U.S. Small cap growth	593	593	—
Managed Futures	340	—	340
International	1,174	386	788
Emerging Markets	394	394	—
Commodities Broad Basket	1,118	362	756
Cash	994	994	—
Total	$18,242	$10,732	$7,510

	2018
		Quoted prices in active
	Total fair	markets for identical	Observable
	value	assets (Level 1)	inputs (Level 2)
Fixed income securities:
Intermediate—government	$3,547	$3,547	$—
Intermediate—corporate	3,437	—	3,437
Short-term—government	756	756	—
Short-term—corporate	957	—	957
International	1,143	—	1,143
Equity securities:
U.S. Large cap value	978	978	—
U.S. Large cap growth	976	976	—
U.S. Mid cap value	471	471	—
U.S. Mid cap growth	496	496	—
U.S. Small cap value	463	463	—
U.S. Small cap growth	474	474	—
Managed Futures	355	—	355
International	1,004	329	675
Emerging Markets	362	362	—
Commodities Broad Basket	1,048	388	660
Cash	982	982	—
Total	$17,449	$10,222	$7,227

Cash Flows—The Company expects to contribute approximately $1.1 million in 2020 to both its pension plans and to its healthcare and life insurance benefits plans.

The estimated benefit payments for each of the next five years and the five-year period thereafter are as follows:

	Pension	Healthcare and Life
	benefits	Insurance Benefits
2020	$1,718	$653
2021	1,681	638
2022	1,680	628
2023	1,679	618
2024	1,635	630
2025 - 2029	7,671	3,211

Multiemployer Pension Plans— In 2018, The Company acquired Buildex, LLC and assumed its obligation to contribute to a number of multiemployer defined benefit pension plans under the terms of collective-bargaining agreements that cover its union-represented employees. The risks of participating in multiemployer pension plans are different from single-employer plans. Assets contributed to a multiemployer plan by one employer may be used to provide benefits to employees of other participating employers. If a participating employer ceases contributing to the plan, the unfunded obligations of the plan are the responsibility of the remaining participating employers.

The Company's participation in these plans for the annual period ended December 31, 2019, is outlined in the table below. The ''EIN/Pension Plan Number" column provides the Employer Identification Number (EIN) and the three-digit plan number, if applicable. Unless otherwise noted, the most recent Pension Protection Act (PPA) zone status available in 2019 and 2018 is for the plan 's year end at December 31, 2018, and December 31, 2017, respectively. The zone status is based on information the Company received from the plan and is certified by the plan's actuary. Among other factors, plans in the red zone are generally less than 65% funded, plans in the yellow zone are less than 80% funded and plans in the green zone are at least 80% funded. The "FIP/RP Status Pending/Implemented" column indicates plans for which a financial improvement plan (FIP) or a rehabilitation plan (RP) is either pending or has been implemented. The "Surcharge Imposed" column indicates whether a surcharge has been imposed on contributions to the plan. The last column lists the expiration date(s) of the collective-bargaining agreement(s) to which the plans are subject. There have been no significant changes that affect the comparability of 2018 and 2017 contributions.

								Expiration Date of
		Pension Protection Act		FIP/RP Status	Contributions of Company			Collective-
Pension	EIN/ Pension	Zone Status		Pending/	($ in thousands)		Surcharge	Bargaining
Trust Fund	Plan Number	2019	2018	Implemented	2019	2018	Imposed	Agreement
Construction Industry Laborers Pension Fund	43-6060737/001	Green - as of December 31, 2018	Green - as of December 31, 2017	None	$112	$115	No	3/31/2021
Operating Engineers Local 101 Pension Plan	43-6059213/001	Green - as of December 31, 2018	Green - as of December 31, 2017	None	23	26	No	3/31/2021
Total Contributions					$135	$141

The Company was not listed as providing more than 5% of the total contributions for the Operating Engineers Local 101 Pension Plan for the plan years 2018 and 2017 per the plan's Form 5500. The Company did not provide over 5% of total contributions in 2018 or 2017 for the Construction Industry Laborers Pension Fund per the plan's Form 5500. As of the date of the filing of this annual report on Form 10-K, Forms 5500 were not available for the plan year ending December 31, 2019.

(14) Accrued Mining and Landfill Reclamation

The Company has asset retirement obligations arising from regulatory or contractual requirements to perform certain reclamation activities at the time that certain quarries and landfills are closed, which are primarily included in other noncurrent liabilities on the consolidated balance sheets. The current portion of the liabilities, $7.9 million and $4.1 million as of December 28, 2019 and December 29, 2018, respectively, is included in accrued expenses on the consolidated balance sheets. The total undiscounted anticipated costs for site reclamation as of December 28, 2019 and December 29, 2018 were $97.4 million and $92.5 million, respectively. The liabilities were initially measured at fair value and are subsequently adjusted for accretion expense, payments and changes in the amount or timing of the estimated cash flows. The corresponding asset retirement costs are capitalized as part of the carrying amount of the related long-lived asset and depreciated over the asset’s remaining useful life. The following table presents the activity for the asset retirement obligations for the years ended December 28, 2019 and December 29, 2018:

	2019	2018
Beginning balance	$30,999	$24,329
Acquired obligations	805	3,937
Change in cost estimate	4,468	2,808
Settlement of reclamation obligations	(1,812)	(1,680)
Accretion expense	2,216	1,605
Ending balance	$36,676	$30,999

(15) Commitments and Contingencies

The Company is party to certain legal actions arising from the ordinary course of business activities. Accruals are recorded when the outcome is probable and can be reasonably estimated. While the ultimate results of claims and litigation cannot be predicted with certainty, management expects that the ultimate resolution of all current pending or threatened claims and litigation will not have a material effect on the Company’s consolidated financial position, results of operations or liquidity. The Company records legal fees as incurred.

In March 2018, we were notified of an investigation by the Canadian Competition Bureau (the “CCB”) into pricing practices by certain asphalt paving contractors in British Columbia, including Winvan Paving, Ltd. (“Winvan”). We believe the investigation is focused on time periods prior to our April 2017 acquisition of Winvan and we are cooperating with the CCB. Although we currently do not believe this matter will have a material adverse effect on our business, financial condition or results of operations, we are not able to predict the ultimate outcome or cost of the investigation at this time.

Environmental Remediation and Site Restoration—The Company’s operations are subject to and affected by federal, state, provincial and local laws and regulations relating to the environment, health and safety and other regulatory matters. These operations require environmental operating permits, which are subject to modification, renewal and revocation. The Company regularly monitors and reviews its operations, procedures and policies for compliance with these laws and regulations. Despite these compliance efforts, risk of environmental liability is inherent in the operation of the Company’s business, as it is with other companies engaged in similar businesses and there can be no assurance that environmental liabilities or noncompliance will not have a material adverse effect on the Company’s consolidated financial condition, results of operations or liquidity.

Other—The Company is obligated under various firm purchase commitments for certain raw materials and services that are in the ordinary course of business. Management does not expect any significant changes in the market value of these goods and services during the commitment period that would have a material adverse effect on the financial condition, results of operations and cash flows of the Company. The terms of the purchase commitments generally approximate one year.

(16) Leases

We lease construction and office equipment, distribution facilities and office space. Leases with an initial term of 12 months or less, including month to month leases, are not recorded on the balance sheet. Lease expense for short-term leases is recognized on a straight line basis over the lease term. For lease agreements entered into or reassessed after the adoption of Topic 842, we combine lease and nonlease components. While we also own mineral leases for mining operations, those leases are outside the scope of Topic 842. Assets acquired under finance leases are included in property, plant and equipment.

Many of our leases include options to purchase the leased equipment. The depreciable life of assets and leasehold improvements are limited by the expected lease term, unless there is a transfer of title or purchase option reasonably certain of exercise. Our lease agreements do not contain any material residual value guarantees or material restrictive covenants. The components of lease expense were as follows:

		2019
Operating lease cost		$10,451
Variable lease cost		423
Short-term lease cost		38,417
Financing lease cost:
Amortization of right-of-use assets		11,062
Interest on lease liabilities		3,171
Total lease cost		$63,524

		2019
Supplemental balance sheet information related to leases:
Operating leases:
Operating lease right-of-use assets		$32,777

Current operating lease liabilities		$8,427
Noncurrent operating lease liabilities		25,381
Total operating lease liabilities		$33,808
Finance leases:
Property and equipment, gross		$82,660
Less accumulated depreciation		(24,907)
Property and equipment, net		$57,753

Current finance lease liabilities		$16,007
Long-term finance lease liabilities		40,410
Total finance lease liabilities		$56,417

	2019
	Lease Term	Discount Rate
	(years)	(%)
Weighted average:
Operating leases	8.6	5.5%
Finance lease	2.6	5.5%

Maturities of lease liabilities were as follows:
	Operating Leases	Finance Leases
2020	$9,958	$18,646
2021	7,960	21,886
2022	4,852	14,940
2023	3,842	1,732
2024	2,246	2,252
Thereafter	14,292	2,829
Total lease payments	43,150	62,285
Less imputed interest	(9,342)	(5,868)
Present value of lease payments	$33,808	$56,417

The Company has lease agreements associated with quarry facilities under which royalty payments are made. The payments are generally based on tons sold in a particular period; however, certain agreements have minimum annual payments. Royalty expense recorded in cost of revenue during the years ended December 28, 2019, December 29, 2018 and December 30, 2017 was $24.3 million, $20.1 million and $18.7 million, respectively. Minimum contractual commitments for the subsequent five years under royalty agreements are as follows:

Royalty
Agreements
2020	$7,555
2021	7,212
2022	7,214
2023	7,216
2024	6,613

(17) Fair Value of Financial Instruments

Fair Value Measurements—Certain acquisitions made by the Company require the payment of contingent amounts of purchase consideration. These payments are contingent on specified operating results being achieved in periods subsequent to the acquisition and will only be made if earn-out thresholds are achieved. Contingent consideration obligations are measured at fair value each reporting period. Any adjustments to fair value are recognized in earnings in the period identified.

The Company had entered into interest rate derivatives on $200.0 million of its term loan borrowings to add stability to interest expense and to manage its exposure to interest rate movements. The interest rate derivative expired in September 2019. The effective portion of changes in the fair value of derivatives designated and that qualify as cash flow hedges is recorded in accumulated other comprehensive income and will be subsequently reclassified into earnings in the period that the hedged forecasted transaction affects earnings. The fair value of contingent consideration and derivatives as of December 28, 2019 and December 29, 2018 was:

	2019	2018
Current portion of acquisition-related liabilities and Accrued expenses:
Contingent consideration	$1,967	$1,394
Cash flow hedges	—	—
Acquisition-related liabilities and Other noncurrent liabilities:
Contingent consideration	$1,302	$5,175
Cash flow hedges	—	—

The fair value accounting guidance establishes the following fair value hierarchy that prioritizes the inputs used to measure fair value:

Level 1 —	Unadjusted quoted prices for identical assets or liabilities in active markets.
Level 2 —
Inputs other than Level 1 that are based on observable market data, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets, quoted prices for identical assets or liabilities in inactive markets, inputs that are observable that are not prices and inputs that are derived from or corroborated by observable markets.

Level 3 —	Valuations developed from unobservable data, reflecting the Company’s own assumptions, which market participants would use in pricing the asset or liability.

The fair value of contingent consideration was based on unobservable, or Level 3, inputs, including projected probability-weighted cash payments and a 10.0% discount rate, which reflects a market discount rate. Changes in fair value may occur as a result of a change in actual or projected cash payments, the probability weightings applied by the Company to projected payments or a change in the discount rate. Significant increases or decreases in any of these inputs in isolation could result in a lower, or higher, fair value measurement. The fair value of the cash flow hedges are based on observable, or Level 2, inputs such as interest rates, bond yields and prices in inactive markets. There were no material adjustments to the fair value of contingent consideration in 2019 or 2018, or to cash flow hedges in 2019 or 2018.

Financial Instruments—The Company’s financial instruments include debt and certain acquisition-related liabilities (deferred consideration and noncompete obligations). The carrying value and fair value of these financial instruments as of December 28, 2019 and December 29, 2018 were:

	December 28, 2019		December 29, 2018
	Fair Value	Carrying Value	Fair Value	Carrying Value
Level 2
Long-term debt(1)	$1,918,720	$1,872,273	$1,777,722	$1,828,159
Level 3
Current portion of deferred consideration and noncompete obligations(2)	28,233	28,233	30,376	30,376
Long term portion of deferred consideration and noncompete obligations(3)	16,364	16,364	40,179	40,179
______________________
(1)    $7.9 million and $6.4 million were included in current portion of debt as of December 28, 2019 and December 29, 2018, respectively.
(2)    Included in current portion of acquisition-related liabilities on the consolidated balance sheets.
(3)    Included in acquisition-related liabilities on the consolidated balance sheets.

The fair value of debt was determined based on observable, or Level 2 inputs, such as interest rates, bond yields and quoted prices in inactive markets. The fair values of the deferred consideration and noncompete obligations were determined based on unobservable, or Level 3, inputs, including the cash payment terms in the purchase agreements and a discount rate reflecting the Company’s credit risk. The discount rate used is generally consistent with that used when the obligations were initially recorded.

Securities with a maturity of three months or less are considered cash equivalents and the fair value of these assets approximates their carrying value.

(18) Segment Information

The Company has three operating segments: West; East; and Cement, which are its reporting segments. These segments are consistent with the Company’s management reporting structure. The operating results of each segment are regularly reviewed and evaluated by the Chief Executive Officer, the Company’s Chief Operating Decision Maker (“CODM”). The CODM primarily evaluates the performance of its segments and allocates resources to them based on a segment profit metric that we call Adjusted EBITDA, which is computed as earnings from continuing operations before interest, taxes, depreciation, depletion, amortization, accretion, share-based compensation, and transaction costs, as well as various other non-recurring, non-cash amounts.

The West and East segments have several acquired subsidiaries that are engaged in various activities including quarry mining, aggregate production and contracting. The Cement segment is engaged in the production of Portland cement. Assets employed by each segment include assets directly identified with those operations. Corporate assets consist primarily of cash, property, plant and equipment for corporate operations and other assets not directly identifiable with a reportable business segment. The accounting policies applicable to each segment are consistent with those used in the consolidated financial statements.

The following tables display selected financial data for the Company’s reportable business segments as of and for the years ended December 28, 2019, December 29, 2018 and December 30, 2017:

	2019	2018	2017
Revenue*:
West	$1,122,338	$1,117,066	$998,843
East	809,098	703,147	629,919
Cement	290,704	280,789	303,813
Total revenue	$2,222,140	$2,101,002	$1,932,575

______________________
*   Intercompany sales are immaterial and the presentation above only reflects sales to external customers.

	2019	2018	2017
Income (loss) from operations before taxes	$94,982	$74,110	$113,696
Interest expense	115,988	115,831	107,655
Depreciation, depletion and amortization	214,886	203,305	177,643
Accretion	2,216	1,605	1,875
Loss on debt financings	14,565	149	4,815
Gain on sale of business	—	(12,108)	—
Transaction costs	2,222	4,238	7,733
Non-cash compensation	20,403	25,378	21,140
Other	(3,800)	(6,247)	1,206
Total Adjusted EBITDA	$461,462	$406,261	$435,763

Total Adjusted EBITDA by Segment:
West	$204,964	$188,999	$203,590
East	187,625	138,032	139,108
Cement	103,438	111,394	127,547
Corporate and other	(34,565)	(32,164)	(34,482)
Total Adjusted EBITDA	$461,462	$406,261	$435,763

	2019	2018	2017
Purchases of property, plant and equipment
West	$71,397	$120,657	$83,591
East	77,894	64,384	68,556
Cement	25,691	28,036	35,803
Total reportable segments	174,982	213,077	187,950
Corporate and other	2,513	7,608	6,196
Total purchases of property, plant and equipment	$177,495	$220,685	$194,146

	2019	2018	2017
Depreciation, depletion, amortization and accretion:
West	$93,256	$91,794	$71,314
East	81,403	75,433	67,252
Cement	38,447	35,061	38,351
Total reportable segments	213,106	202,288	176,917
Corporate and other	3,996	2,622	2,601
Total depreciation, depletion, amortization and accretion	$217,102	$204,910	$179,518

	2019	2018	2017
Total assets:
West	$1,379,684	$1,370,501	$1,225,463
East	1,288,835	1,253,640	1,035,609
Cement	868,528	877,586	870,652
Total reportable segments	3,537,047	3,501,727	3,131,724
Corporate and other	319,176	131,517	372,517
Total	$3,856,223	$3,633,244	$3,504,241

(19) Senior Notes’ Guarantor and Non-Guarantor Financial Information

Summit LLC’s domestic wholly-owned subsidiary companies other than Finance Corp. are named as guarantors (collectively, the “Guarantors”) of the Senior Notes. Certain other partially-owned subsidiaries and a non-U.S. entity do not guarantee the Senior Notes (collectively, the “Non-Guarantors”). The Guarantors provide a joint and several, full and unconditional guarantee of the Senior Notes.
There are no significant restrictions on Summit LLC’s ability to obtain funds from any of the Guarantor Subsidiaries in the form of dividends or loans. Additionally, there are no significant restrictions on a Guarantor Subsidiary’s ability to obtain funds from Summit LLC or its direct or indirect subsidiaries.
The following condensed consolidating balance sheets, statements of operations and cash flows are provided for the Issuers, the Wholly-owned Guarantors and the Non-Guarantors. Earnings from subsidiaries are included in other income in the condensed consolidated statements of operations below. The financial information may not necessarily be indicative of the financial position, results of operations or cash flows had the guarantor or non-guarantor subsidiaries operated as independent entities.

Condensed Consolidating Balance Sheets
December 28, 2019

		100%
		Owned	Non-
	Issuers	Guarantors	Guarantors	Eliminations	Consolidated
Assets
Current assets:
Cash and cash equivalents	$302,474	$5,488	$9,834	$(6,477)	$311,319
Accounts receivable, net	—	234,053	19,236	(33)	253,256
Intercompany receivables	443,323	942,385	—	(1,385,708)	—
Cost and estimated earnings in excess of billings	—	12,291	797	—	13,088
Inventories	—	199,794	4,993	—	204,787
Other current assets	1,763	10,308	1,760	—	13,831
Total current assets	747,560	1,404,319	36,620	(1,392,218)	796,281
Property, plant and equipment, net	11,602	1,674,443	61,404	—	1,747,449
Goodwill	—	1,142,063	58,636	—	1,200,699
Intangible assets, net	—	23,498	—	—	23,498
Operating lease right-of-use assets	3,316	24,551	4,910	—	32,777
Other assets	3,596,161	168,314	734	(3,709,690)	55,519
Total assets	$4,358,639	$4,437,188	$162,304	$(5,101,908)	$3,856,223
Liabilities and Member’s Interest
Current liabilities:
Current portion of debt	$7,942	$—	$—	$—	$7,942
Current portion of acquisition-related liabilities	—	30,200	—	—	30,200
Accounts payable	4,588	103,812	8,603	(33)	116,970
Accrued expenses	51,043	72,970	2,701	(6,477)	120,237
Current operating lease liabilities	764	6,571	1,092	—	8,427
Intercompany payables	922,356	447,827	15,525	(1,385,708)	—
Billings in excess of costs and estimated earnings	—	12,183	1,681	—	13,864
Total current liabilities	986,693	673,563	29,602	(1,392,218)	297,640
Long-term debt	1,851,057	—	—	—	1,851,057
Acquisition-related liabilities	—	17,666	—	—	17,666
Noncurrent operating lease liabilities	3,480	18,047	3,854	—	25,381
Other noncurrent liabilities	4,259	203,919	80,169	(137,018)	151,329
Total liabilities	2,845,489	913,195	113,625	(1,529,236)	2,343,073
Total member's interest	1,513,150	3,523,993	48,679	(3,572,672)	1,513,150
Total liabilities and member’s interest	$4,358,639	$4,437,188	$162,304	$(5,101,908)	$3,856,223

Condensed Consolidating Balance Sheets
December 29, 2018

		100%
		Owned	Non-
	Issuers	Guarantors	Guarantors	Eliminations	Consolidated
Assets
Current assets:
Cash and cash equivalents	$117,219	$8,440	$7,719	$(4,870)	$128,508
Accounts receivable, net	—	199,538	15,165	(185)	214,518
Intercompany receivables	500,765	624,427	—	(1,125,192)	—
Cost and estimated earnings in excess of billings	—	17,711	891	—	18,602
Inventories	—	210,149	3,702	—	213,851
Other current assets	1,953	11,308	2,800	—	16,061
Total current assets	619,937	1,071,573	30,277	(1,130,247)	591,540
Property, plant and equipment, net	13,300	1,709,083	57,749	—	1,780,132
Goodwill	—	1,136,785	56,243	—	1,193,028
Intangible assets, net	—	18,460	—	—	18,460
Other assets	3,292,851	154,080	947	(3,397,794)	50,084
Total assets	$3,926,088	$4,089,981	$145,216	$(4,528,041)	$3,633,244
Liabilities and Member’s Interest
Current liabilities:
Current portion of debt	$6,354	$—	$—	$—	$6,354
Current portion of acquisition-related liabilities	—	31,770	—	—	31,770
Accounts payable	4,712	92,132	12,349	(185)	109,008
Accrued expenses	45,146	57,826	1,927	(4,870)	100,029
Intercompany payables	673,175	436,564	15,453	(1,125,192)	—
Billings in excess of costs and estimated earnings	—	11,347	493	—	11,840
Total current liabilities	729,387	629,639	30,222	(1,130,247)	259,001
Long-term debt	1,807,502	—	—	—	1,807,502
Acquisition-related liabilities	—	45,354	—	—	45,354
Other noncurrent liabilities	3,768	226,137	77,368	(171,317)	135,956
Total liabilities	2,540,657	901,130	107,590	(1,301,564)	2,247,813
Total member's interest	1,385,431	3,188,851	37,626	(3,226,477)	1,385,431
Total liabilities and member’s interest	$3,926,088	$4,089,981	$145,216	$(4,528,041)	$3,633,244

Condensed Consolidating Statements of Operations and Comprehensive Income
Year Ended December 28, 2019

		100%
		Owned	Non-
	Issuers	Guarantors	Guarantors	Eliminations	Consolidated
Revenue	$—	$2,139,457	$94,879	$(12,196)	$2,222,140
Cost of revenue (excluding items shown separately below)	—	1,473,124	65,404	(12,196)	1,526,332
General and administrative expenses	58,099	195,683	11,366	—	265,148
Depreciation, depletion, amortization and accretion	3,997	207,277	5,828	—	217,102
Operating (loss) income	(62,096)	263,373	12,281	—	213,558
Other (income) loss, net	(279,517)	(8,767)	(790)	291,662	2,588
Interest expense (income)	127,734	(16,561)	4,815	—	115,988
Income from operation before taxes	89,687	288,701	8,256	(291,662)	94,982
Income tax expense	1,090	3,377	1,918	—	6,385
Net income attributable to Summit LLC	$88,597	$285,324	$6,338	$(291,662)	$88,597
Comprehensive income attributable to member of Summit Materials, LLC	$91,242	$287,395	$1,622	$(289,017)	$91,242

Condensed Consolidating Statements of Operations and Comprehensive Income
Year ended December 29, 2018

		100%
		Owned	Non-
	Issuers	Guarantors	Guarantors	Eliminations	Consolidated
Revenue	$—	$2,018,428	$88,658	$(6,084)	$2,101,002
Cost of revenue (excluding items shown separately below)	—	1,416,222	65,641	(6,084)	1,475,779
General and administrative expenses	62,376	184,917	10,554	—	257,847
Depreciation, depletion, amortization and accretion	2,622	197,406	4,882	—	204,910
Operating (loss) income	(64,998)	219,883	7,581	—	162,466
Other (income) loss, net	(249,204)	(14,643)	823	247,657	(15,367)
Interest expense (income)	118,857	(7,818)	4,792	—	115,831
Gain on sale of business	—	(12,108)	—	—	(12,108)
Income from operation before taxes	65,349	254,452	1,966	(247,657)	74,110
Income tax expense	1,512	8,226	535	—	10,273
Net income attributable to Summit LLC	$63,837	$246,226	$1,431	$(247,657)	$63,837
Comprehensive income attributable to member of Summit Materials, LLC	$57,356	$243,359	$10,779	$(254,138)	$57,356

Condensed Consolidating Statements of Operations and Comprehensive Income
Year ended December 30, 2017

		100%
		Owned	Non-
	Issuers	Guarantors	Guarantors	Eliminations	Consolidated
Revenue	$—	$1,854,434	$84,020	$(5,879)	$1,932,575
Cost of revenue (excluding items shown separately below)	—	1,227,037	60,619	(5,879)	1,281,777
General and administrative expenses	63,954	178,023	8,426	—	250,403
Depreciation, depletion, amortization and accretion	2,601	172,738	4,179	—	179,518
Operating (loss) income	(66,555)	276,636	10,796	—	220,877
Other (income) loss, net	(307,876)	(1,925)	(533)	309,860	(474)
Interest expense	105,735	(2,415)	4,335	—	107,655
Income from continuing operations before taxes	135,586	280,976	6,994	(309,860)	113,696
Income tax (benefit) expense	1,518	(23,774)	1,911	—	(20,345)
Net income	134,068	304,750	5,083	(309,860)	134,041
Net income attributable to noncontrolling interest	—	—	—	(27)	(27)
Net income attributable to member of Summit Materials, LLC	$134,068	$304,750	$5,083	$(309,833)	$134,068
Comprehensive income attributable to member of Summit Materials, LLC	$144,377	$302,209	$(2,685)	$(299,524)	$144,377

Condensed Consolidating Statements of Cash Flows
For the year ended December 28, 2019

		100%
		Owned	Non-
	Issuers	Guarantors	Guarantors	Eliminations	Consolidated
Net cash (used in) provided by operating activities	$(112,019)	$431,323	$17,880	$—	$337,184
Cash flow from investing activities:
Acquisitions, net of cash acquired	—	(5,392)	—	—	(5,392)
Purchase of property, plant and equipment	(2,513)	(163,652)	(11,330)	—	(177,495)
Proceeds from the sale of property, plant, and equipment	—	21,083	90	—	21,173
Other	—	(1,095)	—	—	(1,095)
Net cash used for investing activities	(2,513)	(149,056)	(11,240)	—	(162,809)
Cash flow from financing activities:
Proceeds from investment by member	(21,614)	40,690	—	—	19,076
Net proceeds from debt issuance	300,000	—	—	—	300,000
Loans received from and payments made on loans from other Summit Companies	287,029	(280,836)	(4,586)	(1,607)	—
Payments on long-term debt	(256,354)	(13,650)	(225)	—	(270,229)
Payments on acquisition-related liabilities	—	(31,383)	—	—	(31,383)
Debt issuance costs	(6,312)	—	—	—	(6,312)
Distributions from partnership	(2,500)	—	—	—	(2,500)
Other	(462)	(40)	—	—	(502)
Net cash provided by (used in) financing activities	299,787	(285,219)	(4,811)	(1,607)	8,150
Impact of cash on foreign currency	—	—	286	—	286
Net increase (decrease) in cash	185,255	(2,952)	2,115	(1,607)	182,811
Cash — Beginning of period	117,219	8,440	7,719	(4,870)	128,508
Cash — End of period	$302,474	$5,488	$9,834	$(6,477)	$311,319

Condensed Consolidating Statements of Cash Flows
For the year ended December 29, 2018

		100%
		Owned	Non-
	Issuers	Guarantors	Guarantors	Eliminations	Consolidated
Net cash (used in) provided by operating activities	$(142,315)	$340,401	$11,282	$—	$209,368
Cash flow from investing activities:
Acquisitions, net of cash acquired	—	(246,017)	—	—	(246,017)
Purchase of property, plant and equipment	(7,607)	(188,435)	(24,643)	—	(220,685)
Proceeds from the sale of property, plant, and equipment	—	21,263	372	—	21,635
Proceeds from the sale of a business	—	21,564	—	—	21,564
Other	—	3,804	—	—	3,804
Net cash used for investing activities	(7,607)	(387,821)	(24,271)	—	(419,699)
Cash flow from financing activities:
Proceeds from investment by member	(146,533)	162,148	—	—	15,615
Net proceeds from debt issuance	64,500	—	—	—	64,500
Loans received from and payments made on loans from other Summit Companies	51,696	(65,845)	6,647	7,502	—
Payments on long-term debt	(69,265)	(15,662)	(115)	—	(85,042)
Payments on acquisition-related liabilities	—	(34,004)	—	—	(34,004)
Financing costs	(550)	—	—	—	(550)
Distributions from partnership	(2,569)	—	—	—	(2,569)
Other	(879)	(1,031)	(33)	—	(1,943)
Net cash (used in) provided by financing activities	(103,600)	45,606	6,499	7,502	(43,993)
Impact of cash on foreign currency	—	—	(724)	—	(724)
Net decrease in cash	(253,522)	(1,814)	(7,214)	7,502	(255,048)
Cash — Beginning of period	370,741	10,254	14,933	(12,372)	383,556
Cash — End of period	$117,219	$8,440	$7,719	$(4,870)	$128,508

Condensed Consolidating Statements of Cash Flows
For the year ended December 30, 2017

		100%
		Owned	Non-
	Issuers	Guarantors	Guarantors	Eliminations	Consolidated
Net cash (used in) provided by operating activities	$(127,102)	$392,316	$29,918	$—	$295,132
Cash flow from investing activities:
Acquisitions, net of cash acquired	(24,538)	(324,892)	(25,500)	—	(374,930)
Purchase of property, plant and equipment	(6,196)	(182,295)	(5,655)	—	(194,146)
Proceeds from the sale of property, plant, and equipment	—	16,822	250	—	17,072
Other	—	(471)	—	—	(471)
Net cash used for investing activities	(30,734)	(490,836)	(30,905)	—	(552,475)
Cash flow from financing activities:
Proceeds from investment by member	40,913	252,911	10,717	—	304,541
Capital issuance costs	(627)	—	—	—	(627)
Net proceeds from debt issuance	302,000	—	—	—	302,000
Loans received from and payments made on loans from other Summit Companies	119,858	(108,026)	(10,126)	(1,706)	—
Payments on long-term debt	(8,463)	(7,967)	(8)	—	(16,438)
Purchase of noncontrolling interests	—	(532)	—	—	(532)
Payments on acquisition-related liabilities	—	(32,150)	—	—	(32,150)
Financing costs	(6,416)	—	—	—	(6,416)
Distributions from partnership	(51,986)	—	—	—	(51,986)
Other	(564)	(282)	(20)	—	(866)
Net cash provided by financing activities	394,715	103,954	563	(1,706)	497,526
Impact of cash on foreign currency	—	—	701	—	701
Net (decrease) increase in cash	236,879	5,434	277	(1,706)	240,884
Cash — Beginning of period	133,862	4,820	14,656	(10,666)	142,672
Cash — End of period	$370,741	$10,254	$14,933	$(12,372)	$383,556

(20) Supplementary Data (Unaudited)
Supplemental financial information (unaudited) by quarter is shown below for the years ended December 28, 2019 and December 29, 2018:

	2019				2018
	4Q	3Q	2Q	1Q	4Q	3Q	2Q	1Q
Net revenue	$506,259	$665,847	$552,591	$305,950	$445,090	$625,017	$549,235	$289,916
Operating income (loss)	59,926	130,881	80,422	(57,671)	28,545	108,167	77,279	(51,525)
Net income (loss)	41,461	85,199	53,501	(91,564)	(4,596)	90,427	46,602	(68,596)